Exhibit 99.1

May 29, 2014	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT  PANTHER  SILVER  UPDATES  MINERAL  RESOURCES  AT  TOPIA  MINE

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE MKT: GPL; the "Company") is providing an update to the mineral resource at the Company's 100% owned Topia Silver-Gold-Lead-Zinc Mine in Durango, Mexico (the “November 2013 Mineral Resource Estimate”).  The November 2013 Measured & Indicated ("M & I") Mineral Resource Estimate totals 198.0 kilotonnes (“kt”) at 844g/t silver, 1.71g/t gold, 6.16% lead and 4.82% zinc (8.19 million silver equivalent ounces (“Ag eq oz”)).  In addition, the Inferred Mineral Resource Estimate totals 209.5kt of 863g/t silver, 1.68g/t gold, 5.37% lead and 4.54% zinc (8.56 million Ag eq oz).  The breakdown for the November 2013 Mineral Resource Estimate for Topia is given in Table 1 below.

The M & I portion of the November 2013 Mineral Resource Estimate reflects a 46% increase in Ag eq oz due to the successful conversion of Inferred resources to M & I resources through in-vein development, improved smelter contract terms, the conversion of the Mineral Estimate from a 2D (previous estimates) to 3D system, and refinement of individual vein reconciliation and associated dilution.  The Inferred portion of the Resource Estimate decreased by 10% mainly due to the conversion of Inferred resources to M & I resources through underground development and sampling, and to a reduction in step-out drilling due to budgetary constraints in 2013.

"The successful conversion of resources from the Inferred category to Measured and Indicated at Topia reflects a more robust model and a better understanding of the continuity of the mineralization”, stated Robert Archer, President & CEO.  “By increasing our Measured and Indicated resources from 5.60 million to 8.19 million Ag eq oz, we have more than replaced what we mined since the last Resource Estimate.  This speaks volumes about the longevity of the Topia Mine."

Table 1: Mineral Resource Estimate:

Topia Mine Mineral Resource Estimate, effective date November 30, 2013
Category	Tonnage kt	Ag g/t	Au g/t	Pb %	Zn %
Total Measured	71.0	911	1.70	6.91	5.42
Total Indicated	127.0	807	1.72	5.75	4.48
Total Measured & Indicated	198.0	844	1.71	6.16	4.82
Total Inferred	209.5	863	1.68	5.37	4.54

Notes:

1.	CIM Definitions were followed for Mineral Resources.
2.	Mineral Resources are reported at a cut-off Net Smelter Return (NSR) of USD$180/t.
3.	Area-Specific Bulk Densities as follows: Argentina - 3.06t/m3; Don Benito - 3.26t/m3; Durangueno - 3.12t/m3; El Rosario - 3.00t/m3; Hormiguera - 2.56t/m3; La Prieta - 2.85t/m3; Recompensa - 3.30t/m3.
4.	A minimum mining width of 0.30 metres was used.
5.	Mineral Resources are estimated using metal prices of: USD$1,260/oz Au, USD$21.00/oz Ag, USD$0.95/lb Pb, and USD$0.95/lb Zn.
6.	Totals may not agree due to rounding.

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Table 2: Contained metal (all veins):

Category	Tonnage kt	Ag Moz	Au Koz	Pb Mlbs	Zn Mlbs	Ag eq Moz
M & I Resource	198.0	5.37	10.9	26.9	21.0	8.19
Inferred Resource	209.5	5.81	11.3	24.8	21.0	8.56

Table 3: Percentage change 2013 over 2012:

Category	GPR 2013 Ag eq oz	RPA 2012 Ag eq oz	Change
M & I Resource	8.19 million	5.60 million	+46%
Inferred Resource	8.56 million	9.54 million	-10%

The November 2013 Mineral Resource Estimate was classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves and, as such, is consistent with the requirements of NI 43-101.  This Resource Estimate replaces the previous Resource Estimate completed by Roscoe Postle Associates Inc. (“RPA”) in 2012 for the Argentina and various other veins on the property.

The November 2013 Mineral Resource Estimate provides an update for the following 31 veins from nine mining areas: Argentina (west, central, and east portions in the Argentina Mine), Santa Cruz, Don Benito (north, south, intermediate, north splay, west, and west splay veins in the 1522 Mine), Recompensa, Intermediate and Oliva (Recompensa Mine), Cantarranas (Hormiguera Mine), San Jorge and San Miguel (San Miguel Mine), San Gregorio (San Gregorio, and Durangueno Mines), El Rosario (El Rosario Mine), Oxidada, Oxi, Higueras, and San Pablo veins (Durangueno Mine), and the La Prieta 1 to 5 veins (La Prieta Mine).

The effective date for this Resource Estimate is November 30, 2013.  Reporting delays were caused by scheduling issues and challenges relating to the complexity of the multiple vein zones at Topia.  The Resource Estimate was based on a minimum Net Smelter Return (“NSR”) value of US$180/tonne (corresponding to 2013 mining, processing, and general and administrative costs).  The November 2013 Mineral Resource Estimates assumes: 1) actual concentrate transport, and smelter treatment and refining charges in effect for 2014; 2) metal prices as of Q4, 2013; 3) typical plant recoveries for 2013; and 4) a minimum true width of 0.3 metres.  Capping was individually applied to each of the veins making up the summary in Table 1 above.

While most of the current resource base came from Great Panther’s diamond drilling and underground development, the resource estimated in certain veins (e.g. Argentina) on the property came largely from the verification of Peñoles' sampling, on levels that are planned for access in 2014 and later, and are still intact.  The majority of Great Panther’s mining to date has come from new mine development on veins reported in these estimates.  There is minor production from other veins that is not included in this update but may be estimated in future resource updates.  The new total contained metal for the mineral resource categories is shown in Table 2 above.

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Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling, and some underground drilling along the vein defines the M & I mineral resource.  Accordingly, surface drilling is used to determine Inferred resources.

Areas of interest for the 2014 Topia Mine underground drill program include the various veins located at the Recompensa, Argentina, El Rosario, Durangueno, and 1522 mines.

Analysis of underground mine samples is completed on site, with check assays and drill-core sample assays performed by SGS Minerals Services in the Company's Guanajuato, Mexico laboratory.  The Company's QA/QC program includes the regular insertion of blanks and standards into the sample shipments.  Robert F. Brown, P. Eng. and Vice-President of Exploration for Great Panther Silver and its wholly owned Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V., and Linda Sprigg, RPGeo AIG, and Resource Geologist for Octree Consulting Pty Ltd. are designated as the Qualified Person’s for the Topia Mine Project under the meaning of NI 43-101, and have reviewed this news release.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT trading under the symbol GPL.  The Company's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico, Guanajuato and Topia.  Great Panther is also in the process of developing its San Ignacio Project with a view to production in 2014, and has two exploration projects, El Horcon and Santa Rosa.  The Company is also pursuing additional mining opportunities within the Americas, with the goal of adding to its portfolio of mineral properties.

For further information, please visit the Company's website at www.greatpanther.com, e-mail info@greatpanther.com or contact:

Robert Archer President & CEO 1-888-355-1766	Rhonda Bennetto Vice President Corporate Communications 1-888-355-1766

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2013 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.